NO ACT

PE
1-8-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

10010736

Received SEC
MAR 08 2010
Washington, DC 20549

March 8, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-8-10

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: Alaska Air Group, Inc.
Incoming letter dated January 8, 2010

Dear Mr. Dunn:

This is in response to your letters dated January 8, 2010 and February 17, 2010 concerning the shareholder proposal submitted to Alaska by the Teamsters General Fund. We also have received letters from the proponent dated February 2, 2010, February 3, 2010, and February 26, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

March 8, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 8, 2010

The proposal requests a report disclosing the maintenance and security standards used by contract repair stations that perform aircraft maintenance for the company and the company's procedures for overseeing maintenance performed by contract repair stations, including maintenance that the repair stations outsource to additional subcontractors. The proposal also provides that the report should identify any substantive differences between the contract repair stations' operational and oversight standards and those that apply at company-owned repair facilities.

There appears to be some basis for your view that Alaska may exclude the proposal under rule 14a-8(i)(7), as relating to Alaska's ordinary business operations. In this regard, we note that the proposal relates to the aircraft maintenance standards used by the company's vendors. Proposals concerning decisions relating to vendor relationships are generally excludable under rule 14a-8(i)(7). In addition, in our view, the proposal does not raise a significant social policy issue. Accordingly, we will not recommend enforcement action to the Commission if Alaska omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 2, 2010

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Alaska Air Group, Inc.'s No-action Request Regarding Shareholder Proposal Submitted by the Teamsters General Fund

Dear Sir or Madam:

By letter dated January 8, 2010 (the "No-Action Request"), Alaska Air Group, Inc. ("Alaska Air" or the "Company") asked that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2010 annual meeting of shareholders.

The Fund hereby submits this letter in response to the No-Action Request. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal requests that Alaska Air make a report available to shareholders disclosing: "(i) the maintenance and security standards used by contract repair stations that perform aircraft maintenance for the Company; and, (ii) the Company's procedures for overseeing maintenance performed by contract repair stations, including maintenance that the repair stations outsource to additional subcontractors." Such standards and oversight procedures are hereinafter referred to as 'aircraft maintenance outsourcing standards.' The Proposal asks that the report "identify any substantive differences between the contract repair stations' operational and oversight standards and those that apply at Company-owned repair facilities."

Alaska Air contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), arguing that the Proposal pertains to the Company's ordinary business operations.

We believe that Alaska Air should not be permitted to exclude the Proposal from its 2010 proxy materials pursuant to Rule 14a-8(i)(7) for the reasons set forth below:

BASIS FOR INCLUSION

I. The Proposal Focuses on a Significant Social Policy Issue—Aircraft Maintenance Outsourcing Standards—Precluding Application of the Ordinary Business Exclusion.

In 1998, the Commission clarified its approach to applying the ordinary business exclusion (Rule 14a-8(i)(7)), limiting the scope of what is considered ordinary business. In the adopting release (the "1998 Release"),[1] the Commission stated:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include: the management of the workforce, such as, the hiring, promotion, and termination of employees, decisions on production quality and quantity, and, the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (for example, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

[1] Exchange Act Release No. 40018 (May 21, 1998).

By stating that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, the 1998 Release made clear that a subject's status as a significant social policy issue trumps its characterization as an ordinary business matter.

Acknowledging the 1998 Release, Alaska Air argues that the Proposal "does not touch upon significant policy issues," noting that in 2009 the Staff considered two proposals that are substantively similar to the Proposal and determined that the proposals could be excluded as relating to ordinary business matters. [See *Continental Airlines, Inc.* (avail. March 25, 2009) and *Southwest Airlines Co.* (avail. March 19, 2009)]. The proposals in *Continental Airlines, Inc.*, and *Southwest Airlines Co.*, like the Proposal, focused on aircraft maintenance outsourcing standards, and in both cases the proponent argued that aircraft maintenance outsourcing standards are a significant social policy issue integral to the safety of the flying public. Therefore, Alaska Air concludes that the Proposal focuses on "issues that the Staff specifically determined in 2009 to be ordinary business matters and not significant policy issues."

However, a subject's status as a matter of ordinary business is not static and is subject to change along with the changing tide of public debate. In fact, the 1998 Release made clear that the Staff adjusts its view with respect to proposals raising social policy issues as those issues take on new significance in the public realm:

> In applying the 'ordinary business' exclusion to proposals that raise social policy issues, the Division seeks to use the most well-reasoned and consistent standards possible, given the inherent complexity of the task. From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years the Division has reversed its position on the excludability of a number of types of proposals, including plant closing, the manufacture of tobacco products, executive compensation, and golden parachutes.

Indeed, since the 1998 Release, the Staff has changed its position with respect to other types of proposals that raise social policy issues, such as global warming and rail security, as those issues have become consistent subjects of widespread public debate.

Over the past year, meaningful developments have occurred that have intensified the public debate regarding aircraft maintenance outsourcing standards, increasing its significance as a social policy issue that directly impacts public safety and homeland security. While there is no bright-line test to determine when a social policy issue is sufficiently significant to warrant shareholder action, the Fund believes that the developments over the past year regarding aircraft maintenance outsourcing standards, along with the background of robust public debate on the issue, constitute exactly the kind of consistent widespread public debate that renders the Proposal beyond the realm of ordinary business matters subject to exclusion under Rule 14a-8(i)(7).

A. Developments Over the Past Year Have Intensified the Public Debate Regarding Aircraft Maintenance Outsourcing Standards, Making this Social Policy Issue Sufficiently Significant to Warrant Shareholder Action.

The discrepancy in operational and oversight standards for in-house versus outsourced aircraft maintenance, along with questions regarding the FAA's ability to provide vigilant monitoring of contract repair shops, has sparked widespread public debate regarding the safety of aircraft maintenance outsourcing and the adequacy of operational and oversight standards currently applied to outsourced aircraft maintenance.[2] Indeed, aircraft maintenance outsourcing standards have become a subject of consistent public debate given their direct impact on both the safety of the flying public and on homeland security. Our responses to the no-action requests last year by Southwest Airlines and Continental Airlines outlined the reasons we believed that aircraft maintenance outsourcing standards were a significant social policy issue in early 2009, which are discussed in section B. The following

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[2] Currently there are four tiers to the aircraft maintenance system, each governed by a different regulatory regime that mandates the minimum oversight standards for outsourced airline maintenance, repair, and overhaul. Airline-owned maintenance bases are held to the most stringent standards under Part 121 of the Federal Aviation Regulations (FARs). Domestic repair stations certificated by the Federal Aviation Administration (FAA), fall under the less stringent FAR Part 145. Foreign repair stations certificated by the FAA are also covered by FAR Part 145, but critical exceptions are made in personnel and security standards. Non-certificated repair stations, both domestic and foreign, are not regulated or inspected by the FAA, nor are they limited in the types of maintenance they can perform. According to the Inspector General of the U.S. Department of Transportation, the FAA, which is tasked with inspecting nearly 5,000 domestic and foreign repair stations, has historically focused its inspections on airline-owned maintenance facilities and has been slow to change its model, even as maintenance has shifted to domestic and foreign repair stations. (Calvin Scovel III, "Aviation Safety: The FAA's Oversight of Outsourced Maintenance Facilities," Statement of the Inspector General, U.S. Department of Transportation, before the House Transportation and Infrastructure Committee, Subcommittee on Aviation, March 29, 2007.)

developments over the past year since those responses were filed have further intensified this debate.

1. More Contract Repair Station Errors and Questionable Repair Station Practices Have Been Exposed in the National Media, Increasing Public Debate Over Inadequate Aircraft Maintenance Outsourcing Standards.

Over the past year major news outlets have continued to report serious errors made by major contract repair stations and troubling operational practices in the repair stations, increasing public concern over inadequate aircraft maintenance outsourcing standards and drawing response from lawmakers and industry experts.

For example, National Public Radio (NPR) did a three-part special series called "Flight Mechanics: The Business of Airline Repairs" in October 2009 that, in part, highlighted several potentially devastating mistakes made by Aeroman, a contract repair station in El Salvador that is one of the more popular foreign repair stations, according to NPR, which notes that Aeroman draws business from US Airways, JetBlue, Frontier, Southwest and other U.S. airlines. The series called into question the operational and oversight procedures of both Aeroman and the airlines that contract with Aeroman for maintenance services. According to information NPR obtained from mechanics at Aeroman and U.S. Airways, Aeroman mechanics who repaired a Boeing 737 for U.S. Airways mixed up wires in the cockpit, causing the engine gauges to be reversed—a potential nightmare scenario as described by NPR:

> Imagine you're a pilot, and you're flying a Boeing 737 filled with more than 100 passengers. Suddenly, the gauges show that Engine No. 2 is in trouble, so you shut it off and start flying the plane on the other engine alone. That's a troubling enough scenario. But what if it's worse than that: What if it turns out that a mechanic mixed up the wires in the cockpit, not long before you took off—so your gauges are reversed and you actually turned off the one *good* engine?[3]

[3] Daniel Zwerdling, "Crossed Wires: Flaws In Airplane Repairs Abroad," NPR Morning Edition, October 20, 2009.

According to NPR, the mistake, which was caught by an observant employee at the airline, was "just one of at least three troubling maintenance mistakes that mechanics in El Salvador have made recently while fixing U.S. Airways planes."[4]

The investigative report portrayed the mistakes not as isolated incidents but as problems potentially arising from systemic operational and oversight problems at Aeroman. The report detailed intense pressure by Aeroman managers to fix the planes faster, even if that means taking dangerous short-cuts, including: allowing rust on metal beams to exceed tolerance levels; fixing planes without consulting the airline manuals because of the extra time that would take; replacing parts with alternative parts not approved for that specific repair because the needed parts were not on hand; and, not storing glues at the required temperatures, among other things.

Safety experts and legislators responded to the findings with concern. "That's a very scary thing," Sen. Claire McCaskill (D-MO) told NPR. "When you have a situation like this where you're going to El Salvador because it's going to be a lot cheaper, and the company in El Salvador is going to make a lot more money if they can promise the planes out more quickly, then that is a dangerous stew that we are stirring."[5] John Goglia, a former presidential appointee on the National Transportation Safety Board, remarked: "We don't know what's going on in those facilities [foreign repair companies]. If we're not monitoring them properly, how do we know it's safe?"[6]

Domestic contract repair station errors were also the subject of media attention and public debate over the past year. For example, news reports highlighted the FAA's temporary suspension of AAR Landing Gear Services' Miami repair facility in February 2009 because the contract repair station did not follow manufacturer maintenance manual procedures for certain exams, and "employed defective processes and followed defective inspection protocols." The 2009 Emergency Order of Suspension followed a 2007 investigation of the facility after a landing gear failure in Charlotte, North Carolina.[7]

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[4] *Ibid.*

[5] *Ibid.*

[6] *Ibid.*

[7] Ted Reed, "FAA Shuts Landing-Gear Repair Company," TheStreet.com, February 12, 2009; Frank Jackman, "FAA Says AAR Landing Gear Failed To Follow Procedures," Aviation Daily, February 17, 2009.

2. *Illegal Repairs Performed by Contract Repair Stations in 2009 Have Highlighted Air Carriers' Potentially Dangerous Oversight Failures Regarding Outsourced Maintenance.*

News reports that Southwest Airlines had to ground 46 aircraft—nearly nine percent of its fleet—on August 22, 2009, because of illegal repairs performed by a contract repair station drew further public attention to the serious accountability gaps involved in aircraft maintenance outsourcing.

The FAA inspects aircraft maintenance and certifies the actual parts used to ensure the safety and integrity of U.S. aircraft. A domestic contract repair station hired by Southwest used unapproved parts for repairs on some jets. The bootlegged parts were exhaust gate assembly hinge fittings that redirect hot jet engine exhaust away from wing flaps. The parts were provided to the repair station by a sub-contractor that had not secured FAA certification for them.[8]

Safety expert, Thomas Anthony, who has led FAA investigations regarding unapproved parts and serves as director of the aviation safety program at the University of Southern California, told the Huffington Post that no matter who makes the hinge fittings, it is the airline's responsibility to ensure that only FAA-approved parts go on its planes.[9]

3. *News Reports Have Revealed That Contract Repair Stations Recruit Uncertified Mechanics Who Cannot Read English, Further Stoking Debate Regarding the Adequacy of the Repair Stations' Operational Standards.*

Over the past year news outlets have done investigative reports exposing the problem of contract repair stations recruiting low-wage, uncertified mechanics who are unable to read English—a potentially deadly problem given that the aircraft repair manuals they are required to follow are written in English.

For example, in May 2009 news reports surfaced that hundreds of uncertified mechanics working in the more than 236 FAA-certified contract

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[8] Andy Pasztor and Mike Esterl, "FAA Investigates Southwest Over Parts," *The Wall Street Journal*, August 26, 2009; David Koenig, "Nearly Nine Percent Of Southwest Fleet Uses Unapproved Parts; FAA Investigating," HuffPost Social News, August 26, 2009.

[9] David Koenig, "Nearly Nine Percent Of Southwest Fleet Uses Unapproved Parts; FAA Investigating," HuffPost Social News, August 26, 2009.

repair stations in Texas are unable to read English. According to WFAA-TV News 8's investigative report, even experienced mechanics are required to frequently consult the manuals and leave a detailed record of the repairs they have made, and because they cannot read English these uncertified mechanics are unable to do either.[10]

> According to the reports, the language barrier creates a nearly impossible challenge for the certified mechanics who are required to sign off on the work of dozens of uncertified mechanics. One certified mechanic told WFAA-TV News 8: "I need an interpreter to talk to these people. They can't read the manuals, they can't write, and I have so many working for me I can't be sure of the work they've done."[11]

These foreign guest workers do not hold FAA licenses and, therefore, do not meet the same high level of training and knowledge as U.S. mechanics employed directly by a U.S. carrier. All mechanics employed directly by U.S. airlines must hold an FAA repairman certificate or an Airframe and/or Power plant (A&P) certificate.

The problem of uncertified contract repair station mechanics who cannot read the repair manuals written in English or leave detailed records of their repairs in English is certainly not confined to these domestic repair stations. A mechanic at Aeroman in El Salvador told NPR that some of the workers there can't read English, including him. He said "you have to ask for help [from] another colleague. And in my case I ask for help, often." As NPR notes, the mechanics are often under too much pressure to have much time to assist colleagues.[12]

4. Legislators, Regulators, and Safety Experts Increasingly Warn That the Lack of Security Standards at Contract Repair Stations is a Homeland Security Threat.

Aircraft maintenance outsourcing standards have become a significant homeland security concern, and there is no more serious current social policy issue than homeland security. News reports continue to highlight the gap in

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[10] "Airlines Are Hiring Mechanics Who Can't Speak English, Read Manuals," Fox News.com, May 19, 2009; Byron Harris, "News 8 Investigates: Airline mechanics who can't read English," News 8 / WFAA-TV, May 16, 2009.

[11] Byron Harris, "News 8 Investigates: Airline mechanics who can't read English," News 8/WFAA-TV, May 16, 2009.

[12] Daniel Zwerdling, "Crossed Wires: Flaws In Airplane Repairs Abroad," NPR Morning Edition, October 20, 2009.

securing outsourced aircraft maintenance, with legislators, regulators, and safety experts weighing in on the risks involved.

One of the foremost security concerns is the lack of adequate background checks for foreign mechanics who are being brought into the U.S. to repair airplanes. A News 8/WFAA-TV investigation in July 2009 found that San Antonio Aerospace, a contract repair station based at San Antonio International Airport, imported 767 foreign mechanics into its facility over the past two years. According to WFAA-TV, the mechanics came primarily from Mexico and the Philippines, but also from 43 other countries, including Vietnam, Ethiopia, Nicaragua, Cuba, Jordan, China and Sudan.[13]

While these workers must go through a criminal background check in their home countries to obtain legal visas, some experts question the quality of those checks. Phil Jordan, former chief of the Drug Enforcement Administration Dallas office, told WFAA-TV that he questions the quality of criminal background checks in nations, such as, Cuba, China, Egypt, Sudan, Venezuela, and most of the other home countries of the mechanics, noting: "It's very difficult to get criminal background checks in those countries. In many, it's just a joke."[14] *The New York Times* also commented on the questionable quality of background checks, reporting:

> In some countries, because of privacy laws or incomplete record keeping, thorough screening of mechanics and other repair station employees can be difficult. Extending that screening to subcontractors who supply parts and services can be even more daunting. Even at U.S. repair stations, checking the backgrounds of workers native to countries that don't readily share information like Cuba and Yemen has raised concern.[15]

The security gap has lawmakers concerned. U.S. Rep. Ted Poe, R-Houston, TX, told WFAA-TV: "The next attack on our country is not going to be because somebody is riding in an airplane. That problem is going to occur because somebody has access to an airport, as an employee, or an alleged employee, either working at the airport or working on aircraft. And if they have that access, that is the way that attack is going to happen."

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[13] Byron Harris, "Questionable background checks on workers who fix airliners," News 8 / WFAA-TV, July 16, 2009.
[14] *Ibid.*
[15] "Promises, Promises: 6 Years and Still No Rules," *New York Times*, November 18, 2009.

As stated in the Proposal: "There is currently no regulatory standard for foreign repair stations governing personnel background checks, drug and alcohol testing, access to aircraft, and part inventory—creating security vulnerabilities that terrorists could exploit with catastrophic results." On November 16, 2009, the Transportation Security Administration proposed a new rule that would establish security requirements for maintenance and repair work conducted on aircraft and aircraft components at domestic and foreign repair stations certificated by the FAA, but safety experts and the general public remain concerned. *The New York Times* said of the proposed rule: "Industry and other interested parties will have 60 days to comment on the proposal once it's published, and there is no telling when it will take effect. It's not unusual for there to be a gap of months or years between the proposal of a regulation and the issuance of a final rule." According to the paper, "safety experts said the lack of security standards remains a glaring concern." Adding further concern, the new rule proposed by TSA leaves out 21 foreign non-certificated repair stations that do work critical to the airworthiness of the aircraft, according to the Department of Transportation Inspector General.

Homeland security concerns related to aircraft maintenance outsourcing standards have been widely discussed in the media, and following the failed Christmas terrorist attempt on a Detroit-bound airliner, the Fund believes security standards related to aircraft maintenance outsourcing will be even more vigorously debated in the months to follow.

5. ***Congressional Hearings in 2009 Demonstrate that Aircraft Maintenance Outsourcing Standards Continue to Engage Lawmakers' Attention.***

At a June 2009 hearing before the Senate Committee on Commerce, Science, and Transportation on the FAA's role in safety oversight of air carriers, Calvin L. Scovel, III, Inspector General of the U.S. Department of Transportation, testified that ineffective oversight of repair stations continues to be an area of serious concern, noting ineffective procedures for overseeing non-certificated repair facilities that perform critical maintenance, inadequate training of mechanics at non-certificated facilities. ("We found carriers provided from as little as one hour of video training for mechanics to as much as 11 hours of combined classroom and video instruction."), and inadequate reporting by air carriers regarding their outsourced repairs, among other things. Scovel also raised the issue of significant delays between the FAA's initial approval of repair stations and its first inspections of those locations, commenting: "For example, during a 3-year period, FAA inspectors reviewed only four of 15 substantial maintenance providers used by one air carrier. Among those uninspected was a major foreign engine repair facility that FAA inspectors did not visit until five years after it had received approval for carrier use—even though it had worked on 39 of the 53 engines repaired for the air carrier."[16]

At a later hearing in November 2009, before the House Committee on Homeland Security, Scovel testified again on the subject of ineffective aircraft maintenance outsourcing standards, noting that "a number of actions, including implementing our past recommendations, are needed to improve the safety oversight and security of repair stations." According to the Inspector General, the "FAA relies heavily on air carriers' audits to approve repair stations to perform substantial maintenance—even air carriers with identified quality assurance problems." He pointed out that non-certificated contract repair facilities, which perform critical repair work, including engine replacements, "are not required to comply with associated regulatory and quality control standards" and have "no requirement. . .to employ supervisors and inspectors to monitor maintenance work as it is being performed."[17]

B. Developments Over the Past Year Build Upon A Substantial Record of Widespread Public Debate Regarding Aircraft Maintenance Outsourcing Standards.

The developments over the past year have intensified an already robust, widespread public debate regarding the operational and oversight standards applied to outsourced aircraft maintenance.

- Recent, widely discussed Department of Transportation (DOT) audits of air carriers' aircraft maintenance outsourcing reveal alarming oversight failures. In September 2008, the DOT Inspector General's office reported that the FAA "relies too heavily on air carriers' oversight procedures, which are not always sufficient." According to the report, "untrained mechanics, lack of required tools, and unsafe

[16] Calvin L. Scovel III, "The Federal Aviation Administration's Role in Safety Oversight of Air Carriers," Statement of the Inspector General, U.S. Department of Transportation, before the Committee on Commerce, Science, and Transportation, Subcommittee on Aviation Operations, Safety, and Security, United States Senate, June 10, 2009.

[17] Calvin L. Scovel III, "Actions Needed To Improve Safety Oversight and Security at Aircraft Repair Stations," Statement of the Inspector General, U.S. Department of Transportation, before the Committee on Homeland Security, Subcommittee on Transportation Security and Infrastructure Protection, United States House of Representatives, November 18, 2009.

storage of aircraft parts" were among problems found at repair stations—problems that "could affect aircraft safety over time if left uncorrected."[18] John Goglia, a former member of the National Transportation Safety Board, responded: "What this report tells me is there is still a big problem with oversight—the FAA is not verifying that the oversight being provided by the air carriers is doing the job it's supposed to."[19]

- Aircraft maintenance outsourcing standards are under scrutiny in Washington, with federal lawmakers focusing significant attention on the safety issues involved. In June 2008, Senators Claire McCaskill (D-MO) and Arlen Specter (R-PA) introduced the Safe Aviation Facilities Ensure Aircraft Integrity and Reliability (SAFE AIR) Act of 2008, to boost government oversight of airline work performed abroad. As a senator from Illinois, President Barack Obama co-sponsored the bill. Among other things, the SAFE AIR Act sought to require that American aircraft receive maintenance only at FAA-certificated repair stations, that FAA inspectors perform inspections of certified foreign repair stations twice a year, and that employees performing maintenance at foreign repair stations undergo drug and alcohol testing.[20]

- Congressional hearings on the state of aircraft inspections have highlighted the oversight problems associated with outsourcing aircraft maintenance abroad. When the House Transportation and Infrastructure Committee met on April 3, 2008, to review the results of an oversight investigation into questions of conduct violating the Federal Aviation Regulations in the inspection and maintenance program, Douglas E. Peters, an Aviation Safety Inspector employed by the FAA, asked: "If we're having trouble overseeing carriers in this country, how can we effectively oversee carriers that are outsourcing their maintenance?" An MSNBC story on the hearings noted: "According to a 2007 report by the Inspector General of the Department of Transportation (DOT), 64 percent of airline maintenance dollars were outsourced in 2006, up from 37 percent 10

[18] "Air Carriers' Outsourcing of Aircraft Maintenance," Office of Inspector General, U.S. Department of Transportation, September 30, 2008, (available at: http://www.oig.dot.gov/StreamFile?file=/data/pdfdocs/WEB_FILE_Review_of_Air_Carriers_Outsourced_Maintenance_AV2008090.pdf).

[19] "FAA Faulted over Outsourced Maintenance," CBS News, October 4, 2008, (available at: http://www.cbsnews.com/stories/2008/10/04/business/main4501660.shtml).

[20] "McCaskill-Specter Bill Would Strengthen Safety and Security at Foreign Aircraft Repair Facilities," Press Release, Office of U.S. Senator Claire McCaskill (D-MO), June 5, 2008.

years earlier. The report also noted that the number of FAA-certified repair stations in foreign countries more than doubled—from 344 to 698—between 1994 and 2007. And while it emphasized that the issue is not *where* maintenance is conducted, but *how* it's conducted, there's simply no way FAA inspectors can visit every facility on a regular basis."[21] The number of foreign repair stations certificated by the FAA is now more than 730, over 380 of which have been added to the FAA's inspection roster since 1994.[22]

- Major media outlets reported on gaps in operational and oversight standards for maintenance outsourced overseas when a run of airline groundings in the spring of 2008 put a spotlight on maintenance safety. For example, *BusinessWeek* reported: "Airline maintenance has become a $42 billion-a-year business, with countries such as Dubai, China, Korea, and Singapore making enormous investments to attract such work. While there's some concern about the 4,181 maintenance operations in the U.S., the bigger worry is over the 700-plus foreign shops overseen by the Federal Aviation Administration. . . . Even those overseas facilities that the agency visits don't have to conduct the criminal-background checks and random drug and alcohol tests on aircraft mechanics that are required at domestic facilities. And it's difficult for the FAA to stage surprise inspections, as it does in the U.S."[23]

- The fatal crash of an Air Midwest commuter plane in January 2003 called public attention to the airlines' practice of outsourcing critical maintenance work to uncertified workers without enough oversight by the carriers. All 21 people on the flight were killed when the plane crashed shortly after takeoff in Charlotte, N.C. According to the National Transportation Safety Board (NTSB), a primary cause of the crash was that mechanics employed by a third-party repair facility incorrectly rigged the airplane's elevator control system during a maintenance check. The NTSB faulted Air Midwest for lack of

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21 "Airlines and the FAA: Too close for comfort?" MSNBC, April 8, 2008. (Available at: http://www.msnbc.msn.com/id/23999441/).

22 Calvin L. Scovel III, "Actions Needed To Improve Safety Oversight and Security at Aircraft Repair Stations," Statement of the Inspector General, U.S. Department of Transportation, before the Committee on Homeland Security, Subcommittee on Transportation Security and Infrastructure Protection, United States House of Representatives, November 18, 2009.

23 "U.S. Airlines Outsource Majority of Repairs," *BusinessWeek*, April 15, 2008.

oversight of the facility.[24] A year later Air Midwest determined to bring its routine aircraft maintenance back in-house. Jonathan Ornstein, CEO of Air Midwest's parent company, Mesa Air Group, commented: "After an accident like that, you reassess."[25]

- Mainstream television news outlets have called the public's attention to the safety concerns regarding weak standards for aircraft maintenance outsourced overseas. In a segment aired on June 13, 2008, on CNN's Lou Dobbs Tonight, CNN correspondent Bill Tucker reported: "It's a flier's nightmare. A plane exploding in flames like this China Air flight last year, the result of an error in maintenance. Critics of the U.S. airline industry worry that the industry's trend to outsource the maintenance of its planes, in particular the outsourcing of work to foreign repair shops, is compromising safety, even though there are no studies to support that." The segment featured Sen. Claire McCaskill (D-MO) stating: "We have foreign repair stations in countries that our own State Department has recognized as havens for terrorist activity. We actually found a member of al Qaeda under the hood of an airplane a number of years ago. The GAO Office and auditor found that."[26]

- *Consumer Reports*, one of the top-ten-circulation magazines in the country, issued an investigative report in March 2007 on the air safety concerns raised by aircraft maintenance outsourcing and made the case for the uniform operational and oversight standards for in-house and outsourced maintenance. In "An Accident Waiting to Happen?" *Consumer Reports* alerts the public: "To save money, airlines have outsourced many of their operations, from baggage handling to onboard catering. But the latest trend has far greater consequences than who provides the food for your next flight. More and more, airlines are contracting out the work to maintain planes—fixing wheels, repairing engines and more . . . . Contract repair facilities, especially those overseas, are subject to less oversight than in-house shops, with fewer screening programs for workers, fewer inspections, and loopholes that allow even more subcontracting." Noting that its investigation found, "warning signs" such as, maintenance work being done by non-licensed mechanics, terrorism suspects working at repair

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[24] National Transportation Safety Board Safety Recommendation, March 5, 2004, (available at: http://www.ntsb.gov/recs/letters/2004/A04_04_24.pdf); "An Accident Waiting to Happen?" *Consumer Reports*, March 2007.

[25] "Airline Resumes In-house Repairs a Year after Charlotte Crash," *USA Today*, February 23, 2004.

[26] "Outsourcing Safety," Lou Dobbs Tonight, CNN, June 13, 2008, (transcript available at: http://transcripts.cnn.com/TRANSCRIPTS/0806/13/ldt.01.html).

> facilities, and concern among aviation experts, the report concludes: "Consumers Union, publisher of *Consumer Reports*, believes that the standards should be made uniform, to equally apply whether the work is performed by the airline or an outside company."[27]

While this list of evidence is not exhaustive, the Fund believes these examples, along with the previously discussed developments over the past year, soundly demonstrate that aircraft maintenance outsourcing standards engage the attention of the media, legislators and regulators, and the public at large, and are the subject of consistent, widespread public debate. Accordingly, the Fund believes aircraft maintenance outsourcing standards constitute a significant social policy issue far beyond the realm of ordinary business matters subject to exclusion under Rule 14a-8(i)(7).

C. Because The Proposal Is Focused On A Significant Social Policy Issue, Alaska Air's Arguments Seeking To Characterize The Proposal As Ordinary Business Are Irrelevant.

In Sections C. 1, 2, and 3 of the No-Action Request, Alaska Air argues that the Proposal relates to the Company's ordinary business matters in a variety of ways. It says the Proposal relates to vendor and supplier relationships, the Company's management of its workforce, and the location of the Company's facilities. In making these claims, Alaska Air cites a number of ways in which the Proposal relates to the Company's day-to-day business decisions. For example, Alaska Air asserts that "the retention and oversight of vendors and suppliers necessary to maintain the Company's aircraft and operations are central to the Company's day-to-day operations;" that decisions regarding sourcing and oversight of services "involve tasks that are fundamental to management's ability to run the Company on a day-to-day basis;" and that "the determination of where to operate its business and service its aircraft is an integral part of the running of the Company's ordinary business operations."

However, what Alaska Air fails to acknowledge is that the Proposal's focus—aircraft maintenance outsourcing standards—is a significant social policy issue, and that status trumps its characterization as an ordinary business matter. Therefore, while the Proposal may relate to matters otherwise considered ordinary business (that is, vendor and supplier relationships, the Company's management of its workforce, and the location of the Company's facilities), its specific focus on aircraft maintenance

[27] "An Accident Waiting to Happen?" *Consumer Reports*, March 2007.

outsourcing standards renders it appropriate for shareholder action. [See *Exxon Mobil Corp.* (avail. March 18, 2005), *Burlington Northern Santa Fe Corporation* (avail. Dec. 27, 2007), and *Norfolk Southern Corporation* (avail. Jan. 14, 2008), all of which regard proposals that related to matters otherwise considered ordinary business but that focused on significant social policy issues and were determined by the Staff not to be excludable.] Accordingly, the Fund believes that Alaska Air's arguments in Sections C. 1, 2, and 3 of the No-Action Request that attempt to characterize the Proposal as ordinary business are irrelevant.

The Staff recently reaffirmed that proposals that relate to ordinary business but that focus on a significant social policy issue cannot be excluded under Rule 14a-8(i)(7). In Staff Legal Bulletin 14E, released on October 27, 2009, the Staff expressed concern regarding "the unwarranted exclusion of proposals that relate to the evaluation of risk"—a matter of ordinary business—"but that focus on significant policy issues." To remedy this, the Staff said that going forward it --

> will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company.[28]

The Fund believes that the Proposal's subject matter—aircraft maintenance outsourcing standards—raises policy issues so significant that the Proposal is appropriate for a shareholder vote, regardless of whether the Proposal relates to otherwise ordinary business matters.

III. The Staff Determinations Cited In Support of Alaska Air's Arguments in Sections C. 1, 2, and 3 Of The No-Action Request Are Irrelevant.

Alaska Air cites a number of Staff determinations in Sections C. 1, 2, and 3 of the No-Action Request as precedent for the Staff to consider. The Company notes determinations on proposals addressing vendor and supplier

---

[28] Staff Legal Bulletin 14E (October 27, 2009).

relationships [*Dean Foods Co.,* (avail. March 9, 2007), *International Business Machines Corp.,* (avail. Dec. 29, 2006), *PepsiCo, Inc.,* (avail. Feb. 11, 2004), and, *Seaboard Corp.,* (avail. March 3, 2003)]; determinations on proposals addressing management of the workforce [*Boeing Co.,* (avail. Feb. 25, 2005), *Citigroup Inc.,* (avail. Feb. 4, 2005), *Mattel, Inc.,* (avail. Feb. 4, 2005), *SBC Communications Inc.,* (avail. Feb. 4, 2005), *Capital One Financial Corp.,* (avail. Feb. 3, 2005), *Fluor Corp.,* (avail. Feb. 3, 2005), *General Electric Co.,* (avail. Feb. 3, 2005), and, *International Business Machines Corp.,* (avail. March 8, 2004)]; and determinations on proposals addressing decisions related to operating locations [*Minnesota Corn Processors, LLC* (avail. April 3, 2002), *The Allstate Corp.,* (avail. Feb. 19, 2002), *MCI WorldCom, Inc.,* (avail. April 20, 2000), and, *McDonald's Corp.,* (avail. March 3, 1997)]. In each case, the Fund believes these determinations are irrelevant because the proposals focused on matters of ordinary business while the Fund's Proposal focuses on a significant social policy issue.

In fact, some of the determinations cited by Alaska Air involve proposals that did not raise social policy issues at all. For example, the proposal in *International Business Machines Corp.,* (avail. Dec. 29, 2006) asked that the company "update the competitive evaluation process to only accept late quotes from a supplier if the supplier provides documented proof of a situation that only the late supplier experienced and that the situation was unforeseen and not preventable." The proposal in *PepsiCo, Inc.,* asked the company to "Stop favoring one bottler over the other, stop permitting unequal or unfair support differentials, and ensure uniform accounting for support payments to avoid regulatory exposure." The proposal in *Minnesota Corn Processors, LLC,* requested that the company "build a new corn processing plant subject to specific conditions," including that it "produce additional profits," "increase the value of each current share," "provide an option to deliver more corn per current share," "deliver a more homogeneous specific feedstock if our studies indicate another profit advantage," and, "attempt to utilize bio-based renewable, solid waste, co-generation or other non-conventional feedstocks if our studies indicate another profit advantage," among others. The proposal in *The Allstate Corp.,* asked that the company "cease operations in Mississippi," because "Mississippi courts are a plaintiffs' Mecca for winning extraordinary compensatory and punitive damages against corporate defendants." The proposal in *MCI WorldCom, Inc.,* requested that a "proper economic analysis, including a fairness opinion, accompany future plans to abandon existing office or operating facilities in favor of more expensive, newer, or more convenient facilities, whether relocating, consolidating or expanding such facilities, with the goal of protecting and enhancing shareholder value." The Fund respectfully submits that these ordinary business proposals are not at all relevant to the Staff's consideration of the Proposal.

IV. Conclusion

For the foregoing reasons, the Fund respectfully requests that the Division not issue the determination requested by Alaska Air.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager, at (202) 624-8100.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc

cc: Martin P. Dunn, Esq., Partner, O'Melveny & Myers LLP
Karen Gruen, Esq., Managing Director/Corporate Affairs, Associate General Counsel and Assistant Corporate Secretary, Alaska Air Group, Inc.
Keith Loveless, Esq., Corporate Secretary and General Counsel, Alaska Air Group, Inc.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 3, 2010

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Alaska Air Group, Inc.'s No-Action Request Regarding Shareholder Proposal Submitted By The Teamsters General Fund

Dear Sir or Madam:

By letter dated January 8, 2010 (the "No-Action Request"), Alaska Air Group, Inc. ("Alaska Air" or the "Company") asked that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2010 annual meeting of shareholders. By letter dated February 2, 2010 (the "Response Letter"), the Fund submitted a letter in response to the No-Action Request asking that the Company not be granted permission to exclude the Proposal.

On the morning of February 2, 2010, after the Fund had already sent the Response Letter, *USA Today* released the results of a groundbreaking investigation on aircraft maintenance.[1] (See article enclosed.) The article, "Planes with maintenance problems have flown anyway," examines the inadequacies of current aircraft maintenance outsourcing standards and echoes

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[1] Gary Stoller, "Planes with maintenance problems have flown anyway," *USA Today*, February 2, 2010. (available at: http://www.usatoday.com/travel/flights/2010-02-02-1Aairmaintenance02_CV_N.htm)

precisely the concerns raised by the Proposal and discussed in the Response Letter.

In light of this new in-depth report that contributes to the widespread public debate on aircraft maintenance outsourcing standards, the Fund hereby submits this letter as a supplement to the Response Letter. Pursuant to Rule 14a-8(k), six paper copies of this supplemental response are hereby included and a copy has been provided to the Company.

USA Today's six-month investigation into aircraft maintenance violations and penalties reveals that substandard repairs, untrained and unequipped mechanics, and inadequate oversight by airlines and the Federal Aviation Administration (FAA) are endemic, adding to the widespread public debate on this significant policy issue and underscoring the deep public concern regarding the safety and homeland security issues involved.

USA Today reported the following in relation to its investigation, which included an analysis of government fines against airlines for maintenance violations and penalty letters sent to them that were obtained through the Freedom of Information Act:

- At least 65,000 U.S. airline flights over the past six years occurred on planes that should have never taken off because of maintenance problems, putting millions of passengers at risk.

- Airlines contract around 70% of their maintenance work to repair shops in the U.S. and abroad, "where mistakes can be made by untrained and ill-equipped personnel, the Department of Transportation's (DOT) inspector general says."

- In addition to some 4,900 certified domestic and foreign repair stations, uncertified repair stations and mechanics are performing critical maintenance work, including engine replacement.

- DOT Inspector General, Calvin Scovel, III, told a House subcommittee in November 2009 that uncertified facilities can "create safety vulnerabilities" and that of ten uncertified repair facilities he had visited, two "were operated by only one mechanic with a truck and basic tools."

- Former National Transportation Safety Board (NTSB) member, John Goglia, said FAA oversight of uncertified repair stations is "weak at best," and more than 90% of "people turning the wrenches" at foreign repair stations are not certified mechanics.

- Security concerns regarding outsourced aircraft maintenance "are so great that since August 2008, Congress has barred the FAA from certifying any new foreign repair station until the Transportation Security Administration (TSA) issues a rule to improve security."

- Congress has introduced bills to close regulatory gaps between foreign and domestic repair stations.

- "Shoddy work or failure to do repairs can often go undetected because of inconsistent or ineffective FAA and airline oversight."

- The FAA levied $28.2 million in fines and proposed fines against 25 U.S. airlines for maintenance violations that occurred over the past six years, and "[i]n some cases, airlines continued to fly planes after the FAA found deficiencies in them."

- A *USA Today* analysis of NTSB data shows that maintenance was "a cause, factor or finding" in 18 accidents since January 1, 2000, in which a total of 43 people were killed and 60 people were injured.

These points are among many made by the report echoing the concerns raised by the Proposal and the Response Letter and further intensifying the widespread debate regarding aircraft maintenance outsourcing standards.

Conclusion

It is the airlines' ultimate responsibility to ensure the safety and security of its aircraft and the flying public. Without transparency regarding aircraft maintenance outsourcing standards and oversight, shareholders and the public at large cannot know what steps Alaska Air is taking to fulfill this responsibility, and this lack of accountability can have catastrophic consequences.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager, at (202) 624-8100.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosure

cc: Martin P. Dunn, Esq., Partner, O'Melveny & Myers LLP
Karen Gruen, Esq., Managing Director/Corporate Affairs, Associate General Counsel and Assistant Corporate Secretary, Alaska Air Group, Inc.
Keith Loveless, Esq., Corporate Secretary and General Counsel, Alaska Air Group, Inc.

O

O'MELVENY & MYERS LLP

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TELEPHONE (202) 383-5300
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1934 Act/Rule 14a-8

February 17, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alaska Air Group, Inc.
Stockholder Proposal of the Teamsters General Fund
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 8, 2010 (the ***"Initial Request Letter"***) that we submitted on behalf of Alaska Air Group, Inc., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the stockholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Teamsters General Fund (the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Stockholders (the "***2010 Proxy Materials***"). The Proponent sent letters to the Staff dated February 2, 2010 and February 3, 2010 (the ***"Proponent Letters"***) asserting its view that the Proposal and Supporting Statement should be included in the 2010 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to the claims made in the Proponent Letters. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2010 Proxy Materials.

We have concurrently sent copies of this correspondence to the Proponent.

I. BACKGROUND

On November 24, 2009, the Proponent submitted the Proposal to the Company for inclusion in the Company's 2010 Proxy Materials. The Proposal requests that the Company's Board of Directors make a report available to stockholders disclosing "(i) the maintenance and security standards used by contract repair stations that perform aircraft maintenance for the company; and (ii) the Company's procedures for overseeing maintenance performed by contract repair stations, including maintenance that the repair stations outsource to additional subcontractors." The Proposal states that the report should "identify any substantive differences between the contract repair stations' operational and oversight standards and those that apply at Company-owned repair facilities."

The Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(7), as the Proposal deals with matters directly relating to the Company's ordinary business operations, including:

- The retention and oversight of vendors and suppliers necessary to maintain the Company's aircraft and operations;

- The Company's management of its workforce, including its vendor relationships and the vendors' own employment policies and practices; and

- The location and relocation of the Company's manufacturing and other facilities.

The Proponent contends that the Proposal and Supporting Statement should not be subject to exclusion from the 2010 Proxy Materials under Rule 14a-8(i)(7). However, as discussed below, the Proponent Letters do not alter the analysis of the application of Rule 14a-8(i)(7) to the Proposal, since:

- The issue of whether aircraft maintenance outsourcing is a significant policy issue is irrelevant to the analysis of the application of Rule 14a-8(i)(7), as the Proposal is not focused on that issue but, instead, is focused on the ordinary business matters described in the Initial Request Letter; and

- Precedent regarding the meaning of significant policy issue for purposes of Rule 14a-8(i)(7) make clear that aircraft maintenance outsourcing standards are not a significant policy issue and, therefore, exclusion of the Proposal form the 2010 Proxy Materials in reliance on Rule 14a-8(i)(7) would have been appropriate even if the Proposal been written to focus on that issue.

II. EXCLUSION OF THE PROPOSAL

A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(7) as it Relates to Matters Regarding the Company's Ordinary Business Operations

The Proponent Letters assert that any significant social policy issue "trumps" a proposal's focus on a company's ordinary business matters. However, Commission Release No. 34-40018 (May 21, 1998) states that only if proposals are "focused" on sufficiently significant policy issues are they considered to "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Further, the Staff has addressed proposals that related to both ordinary business matters and significant policy issues on a number of occasions and has consistently expressed the view that such proposals may be excluded in their entirety in reliance on Rule 14a-8(i)(7). See Union Pacific Corp. (Feb. 25, 2008) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) regarding rail security and the security of Union Pacific's operations from any "homeland security" incident as the proposal "include[d] matters relating to Union Pacific's ordinary business operations"); General Electric Company (Feb. 3, 2005) (concurring in the exclusion of a proposal requesting that GE issue a statement that provided information relating to the elimination of jobs within GE and/or the relocation of U.S.-based jobs by GE to foreign countries, as well as any planned job cuts or offshore relocation activities as relating to GE's ordinary business operations); Wal-Mart Stores, Inc. (Mar. 15, 1999) (concurring in the exclusion of a proposal requesting that the board of directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report, because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

In Union Pacific, the Staff expressed the view that a proposal requesting the company to make information regarding the security of Union Pacific's operations from any "homeland security" incident available in its proxy statement could be omitted in reliance on Rule 14a-8(i)(7), as the proposal "include[d] matters relating to Union Pacific's ordinary business operations." That proposal (submitted by the same proponent as the current Proposal) asserted that it was "critical that shareholders be allowed to evaluate the steps Union Pacific has taken to minimize risks to the public arising from terrorist attack or other homeland security." The company asserted that the proposal requested a report on information about the company's safety and security initiatives and that the company's actions to implement security precautions and protocols were at the core of its business operations. The Staff agreed with Union Pacific's view that the proposal could be omitted as relating to Union Pacific's ordinary business operations.

Similarly, as discussed more fully in the Initial Request Letter, the Proposal's thrust and focus is on the Company's ordinary business operations. The Proposal requests the preparation of a report disclosing information on the maintenance and security standards used by the Company's vendors and suppliers that provide maintenance services to the Company's fleet of airplanes in the ordinary course of business. Specifically, the Proposal seeks information on the "procedures for overseeing maintenance performed by contract repair stations," the Supporting

Statement advocates various types of employment criteria for employees contracted by the Company (e.g., Federal Aviation Administration repairman certificated, holders of certain types of licenses, and reading and speaking English), and the Supporting Statement focuses on the maintenance procedures and oversight of contract repair stations (especially those located outside the U.S.) -- all matters addressed by the Company in the normal and ordinary course of its business operations. The Staff concurred in the omission of the proposal in Union Pacific under Rule 14a-8(i)(7) because the proposal addressed the day-to-day determinations made by the company with regard to the practices and policies it used to ensure the safety and security of its transport. The Company believes that the Proposal and Supporting Statement similarly address the Company's ordinary business operations without focusing on a sufficiently significant policy issue.

Although the Proposal requests this information in the form of a report, the thrust and focus of the Proposal and Supporting Statement are on the same ordinary business matters as those in the proposals at issue in the no-action letters previously issued to Continental Airlines, Inc. (Mar. 25, 2009) and Southwest Airlines Co. (Mar. 19, 2009) (request for Commission review denied Jun. 16, 2009). In 2009, the Proponent submitted proposals to Continental and Southwest seeking for those companies to adopt a policy requiring all domestic and foreign contract repair stations to meet the same operational and oversight standards as company-owned facilities. The focus of those proposals was the same as the current Proposal -- the day-to-day decisions relating to the ordinary business operations of vendor relationships, management of the workforce, and location of the companies' repair facilities. The Staff agreed with the companies in those no-action letters that the proposals could be excluded in reliance on Rule 14a-8(i)(7).

B. Aircraft Maintenance Outsourcing Standards Are Not a Significant Policy Issue for the Purposes of Rule 14a-8

Whether the Proposal touches upon a significant policy issue is irrelevant to the analysis of this Proposal under Rule 14a-8(i)(7) as the Proposal relates to a number of ordinary business matters, as discussed above. Had the Proposal been written to focus solely on the issue of aircraft maintenance outsourcing standards and not on the ordinary business matters discussed above, however, the Company believes the Proposal still could be excluded in reliance on Rule 14a-8(i)(7), as no "meaningful developments" have occurred over the past year to raise the issue of aircraft maintenance outsourcing standards to a significant policy issue for the purposes of Rule 14a-8(i)(7). In this regard, the significance of this issue clearly does not meet the criteria that the Staff has applied in categorizing a matter as a significant policy issue.

As discussed above, in 2009, the Proponent submitted two proposals that became the subject of the Continental and Southwest no-action letters. The Proponent Letters concede that the proposals in Continental and Southwest were, "like the Proposal, focused on aircraft maintenance outsourcing standards" and that the Proponent made the claim in both instances that "aircraft maintenance outsourcing standards are a significant social policy issue" that transcends ordinary business matters. However, in both Continental and Southwest, the Staff concurred that the proposals could be excluded as relating to ordinary business matters. Therefore, the Proponent Letters rely solely on the premise that developments in the past year have been so extensive as to elevate the significance of aircraft maintenance outsourcing standards as a policy issue and cause the Staff to reverse its view and permit the inclusion of the Proposal.

In this regard, the Proponent Letters assert that over the last year "major news outlets have continued to report serious errors made by major contract repair stations and troubling operational practices in the repair stations." However, a LEXIS search of the "major US newspapers" (generally defined by Lexis as the 50 biggest U.S. newspapers) generated only 29 articles that contained the words "aircraft" and "maintenance" and "outsourcing" in the past year. Of those, three articles were published in the last three months and thirteen articles were published in the last six months. In contrast, in a request for reconsideration of a letter granted to Tysons Food in November 2009, Professor Paul Neuhauser cited to specific pending legislation, "hundreds of peer reviewed scientific studies," and numerous regulatory and respected industry organizations calling for reform regarding the use of antibiotics in raising livestock to support his view that this topic was a significant policy issue. Based on this information, the Staff granted the proponent of that proposal's request for reconsideration of the determination that the proposal could be excluded as relating to the company's ordinary business operations. See Tyson Foods, Inc. (Nov. 25, 2009) (reconsideration granted Dec. 15, 2009).

The Proponent admits that the materials and arguments presented in Section I.B of the Proponent's February 2, 2010 letter were previously presented to the Staff in correspondence regarding the proposals subject to the Continental and Southwest letters. The Staff therefore previously reviewed this material and determined that aircraft maintenance outsourcing standards were not a significant policy issue for purposes of Rule 14a-8. Since the passage of time can only serve to make such information more dated and less persuasive as evidence of a sufficiently significant policy issue, it is not necessary to address this portion of the Proponent Letters.

In Section 1.A of the Proponent's February 2, 2010 letter and in the Proponent's February 3, 2010 letter, the Proponent seeks to aggregate an otherwise unrelated list of events as evidence of "developments" that have "intensified" the debate about whether aircraft maintenance outsourcing standards are a significant policy issue. For example, the Proponent Letters make reference to two articles focused on an isolated problem at a specific repair company and several news reports regarding an additional isolated problem at a contractor hired by one of the Company's competitors. Nearly two pages of the Proponent Letters are devoted to discussing one anecdotally-based radio report on the business of airline repairs. Finally, the Proponent Letters reference two Congressional hearings regarding the government's role in oversight of air carrier safety and security generally, not private air carrier companies' specific aircraft maintenance outsourcing standards. The isolated and specific nature of the events reported in the few sources cited in the Proponent Letters confirm that there has been no fundamental change in this area that would transform aircraft maintenance outsourcing standards into a significant policy issue.

The Proponent Letters next discuss news reports regarding the language spoken by contract repair station mechanics and the effectiveness of background checks for contract repair station mechanics. These matters have long been regulated by the U.S. government -- the U.S. Departments of State and Homeland Security administer an extensive application process for work visas to enter the United States; requirements of the Federal Aviation Administration set forth requirements for repair stations, both domestic and foreign; and, as the Proponent points out, the Transportation Security Administration promulgates regulation related to security requirements. There has been no groundswell of public attention, lobbying, or regulatory and legislative action to reform these laws and regulations (either before the Staff's positions in Continental and Southwest or since), which further underscores the view that aircraft maintenance outsourcing standards are not a Rule 14a-8 significant policy issue.

Moreover, to the extent the Proponent Letters suggest that the Company's legal compliance program in employment-related matters is somehow insufficient or should be addressed by a stockholder proposal, the Staff has consistently found proposals addressing such matters to be excludable as relating to a company's ordinary business. See FedEx Corporation (Jul. 14, 2009) (concurring in the exclusion of a proposal that would require a report on the compliance of the company and its contractors with state and federal laws governing proper classification of employees and independent contractors as relating to the company's ordinary business operations (i.e., general legal compliance program)); Lowe's Companies. Inc. (Mar. 12, 2008) (concurring in the exclusion of a proposal to establish a committee to prepare a report that discusses the compliance of the company and its contractors with state and federal laws governing proper classification of employees and independent contractors as relating to ordinary business (i.e., general legal compliance program)).

As the Proposal relates to a number of ordinary business matters, as discussed above, whether the Proposal touches upon a significant policy issue is irrelevant to the analysis of this Proposal under Rule 14a-8(i)(7). Had the Proposal been written to focus solely on the issue of aircraft maintenance outsourcing and not on the ordinary business matters discussed above, the Company believes the Proposal still could be excluded in reliance on Rule 14a-8(i)(7), as no "meaningful developments" have occurred over the past year to raise the issue of aircraft maintenance outsourcing standards to a significant policy issue for the purposes of Rule 14a-8(i)(7). The Proponent Letters simply do not provide evidence that the interest in this issue meets the criteria that the Staff has applied in categorizing a matter as a significant policy issue.

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(7). As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Jamie Carroll
Capital Strategies Department
International Brotherhood of Teamsters

Karen Gruen, Esq.
Managing Director/Corporate Affairs
Associate General Counsel and Assistant Corporate Secretary
Alaska Air Group, Inc.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 26, 2010

Via Electronic Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Alaska Air Group, Inc.'s No-Action Request Regarding Shareholder Proposal Submitted By The Teamsters General Fund

Dear Sir or Madam:

By letter dated January 8, 2010 (the "No-Action Request"), Alaska Air Group, Inc. ("Alaska Air" or the "Company") asked that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2010 annual meeting of shareholders.

By letter dated February 2, 2010 (the "Response Letter"), the Fund submitted a response to the No-Action Request asking that the Company not be granted permission to exclude the Proposal. By letter dated February 3, 2010 (the "Supplemental Response Letter"), the Fund submitted a supplemental response to the No-Action Request in light of the release of a groundbreaking investigation by *USA Today*, which further intensified the widespread public debate regarding the Proposal's focus.[1]

[1] Gary Stoller, "Planes with maintenance problems have flown anyway," *USA Today*, February 2, 2010. (available at: http://www.usatoday.com/travel/flights/2010-02-02-1Aairmaintenance02_CV_N.htm)

By letter dated February 17, 2010 (the "Supplemental No-Action Request"), Alaska Air reiterated its request that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2010 Proxy Materials. The Supplemental No-Action Request supplements the No-Action Request and responds to the Fund's Response Letter and Supplemental Response Letter.

The Proposal requests that Alaska Air make a report available to shareholders disclosing: "(i) the maintenance and security standards used by contract repair stations that perform aircraft maintenance for the Company; and, (ii) the Company's procedures for overseeing maintenance performed by contract repair stations, including maintenance that the repair stations outsource to additional subcontractors." Such standards and oversight procedures are hereinafter referred to as 'aircraft maintenance outsourcing standards.' The Proposal asks that the report "identify any substantive differences between the contract repair stations' operational and oversight standards and those that apply at Company-owned repair facilities."

In the Supplemental No-Action Request, Alaska Air maintains its argument that the Company is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), arguing that the Proposal pertains to the Company's ordinary business operations. Alaska Air also makes the following claims:

- Alaska Air argues that "[t]he issue of whether aircraft maintenance outsourcing is a significant policy issue is irrelevant to the analysis of the application of Rule 14a-8(i)(7), as the Proposal is not focused on that issue but, instead, is focused on the ordinary business matters described in the Initial Request Letter; and"

- Alaska Air argues that "[p]recedent regarding the meaning of significant policy issue for purposes of Rule 14a-8(i)(7) make clear that aircraft maintenance outsourcing standards are not a significant policy issue and, therefore, exclusion of the Proposal form [*sic*] the 2010 Proxy Materials in reliance on Rule 14a-8(i)(7) would have been appropriate even if the Proposal been [*sic*] written to focus on that issue."

The Fund hereby submits this letter to respond to the claims made by Alaska Air in the Supplemental No-Action Request. We respectfully request that Alaska Air not be permitted to exclude the Proposal from its 2010 Proxy Materials. As this letter is being submitted electronically pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are not enclosing six additional copies of the letter ordinarily required by Rule 14a-8(j). A copy of this letter is also being sent to the Company.

Below we will address the arguments provided in the Supplemental No-Action Request, avoiding significant repetition of the contents of the Response Letter and Supplemental Response Letter, which we continue to uphold as a basis for denial of Alaska Air's No-Action Request. We respectfully request that this letter be read in conjunction with the Response Letter and Supplemental Response Letter.

BASIS FOR INCLUSION

I. The Proposal Focuses on a Significant Social Policy Issue, Precluding Application of the Ordinary Business Exclusion.

Citing Commission Release No. 34-40018 (May 21, 1998), Alaska Air argues that "[t]he issue of whether aircraft maintenance outsourcing [standards] is a significant policy issue is irrelevant to the analysis of the application of Rule 14a-8(i)(7), as the Proposal is not focused on that issue, but, instead is focused on the ordinary business matters described in the Initial Request Letter." Specifically, Alaska Air argues:

> The Proposal requests the preparation of a report disclosing information on the maintenance and security standards used by the Company's vendors and suppliers that provide maintenance services to the Company's fleet of airplanes in the ordinary course of business. . . the Proposal seeks information on the 'procedures for overseeing maintenance performed by contract repair stations,' the Supporting Statement advocates various types of employment criteria for employees contracted by the Company. . .and the Supporting Statement focuses on the maintenance procedures and oversight of contract repair stations (especially those located outside the U.S.)—all matters addressed by the Company in the normal and ordinary course of business operations.

However, these business matters that Alaska Air argues are the true thrust and focus of the Proposal are the very business matters that have become a significant social policy issue. In other words, the aircraft maintenance outsourcing standards that comprise the thrust and focus of the Proposal (that is, the maintenance and security standards used by the Company's contract repair stations and the Company's procedures for overseeing maintenance performed by the contract repair stations) are precisely what have transcended the level of ordinary business to become a significant social policy issue, warranting shareholder action.

As discussed more fully in the Response Letter, aircraft maintenance outsourcing standards have become a lightening rod of public debate as the discrepancies in aircraft maintenance outsourcing standards and the operational and oversight standards for aircraft maintenance performed in-house have given rise to widespread public concern regarding the flying public's safety and homeland security. While at one time the Proposal's focus—aircraft maintenance outsourcing standards—might have been considered matters of ordinary business, they have now transformed into a significant social policy issue that is far beyond the realm of ordinary business matters subject to exclusion under Rule 14a-8(i)(7).

Alaska Air further argues that the Staff "has addressed proposals that related to both ordinary business matters and significant policy issues on a number of occasions and has consistently expressed the view that such proposals may be excluded. . .in reliance on Rule 14a-8(i)(7)," citing *Union Pacific Corp.* (avail. Feb. 25, 2008), *General Electric Company* (avail. Feb. 3, 2005), and *Wal-Mart Stores, Inc.* (avail. March 15, 1999).

However, Alaska Air again fails to recognize that the Proposal does not merely touch upon or relate to significant social policy issues—rather, it *focuses on* a significant policy issue. It is this focus that distinguishes the Proposal from the past determinations cited by Alaska Air and that renders the Proposal appropriate for shareholder action.

Alaska Air expounds upon *Union Pacific Corp.*, which concerned a proposal submitted by the Fund asking that the company make available information relevant to Union Pacific's efforts to safeguard the security of its operations arising from a terrorist attack and/or other homeland security incidents. According to Alaska Air, the Staff concurred in the omission of the proposal in *Union Pacific Corp.*, "because the proposal addressed the day-to-day determinations made by the company with regard to the practices and policies it used to ensure the safety and security of its transport."

However, Alaska Air fails to acknowledge that a substantial majority of Union Pacific's arguments—notably those very arguments that Alaska Air is citing as precedent—had already been considered and rejected by the Staff regarding virtually identical proposals in *Burlington Northern Santa Fe Corporation (BNSF)* (avail. Dec. 27, 2007), *Norfolk Southern Corporation* (avail. Jan. 14, 2008), and *Kansas City Southern* (avail. Feb. 21, 2007). Like Union Pacific Corp., Burlington Northern Santa Fe Corporation, Norfolk Southern Corporation, and Kansas City Southern all faced proposals asking that they disclose their efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents, and all three companies made substantially the same arguments as Union Pacific with respect to Rule 14a-8(i)(7), arguing that their security initiatives were at the core of their ordinary business operations. In each case, the Fund argued that the proposals focused on the companies' efforts related to rail security—a significant social policy issue that transcends ordinary business. The Staff determined that Burlington Northern Santa Fe Corporation, Norfolk Southern Corporation, and Kansas City Southern could not omit the proposals in reliance on the ordinary business exclusion.

In fact, there were only two arguments that distinguished *Union Pacific Corp.*, from *Burlington Northern Santa Fe Corporation, Norfolk Southern Corporation,* and *Kansas City Southern.* One of these arguments was Union Pacific's original claim that because the Federal Emergency Management Agency (FEMA) and the United States Customs Services and the Animal and Plant Inspection Service are among the responsibilities transferred to the Department of Homeland Security (DHS)—the words 'other homeland security incidents' in the proposal could refer to earthquakes, floods, hurricanes, landslides, thunderstorms, tornados, wild fires and winter storms. Under this logic, Union Pacific argued that "Regardless of whether the Company's efforts to safeguard from a potential terrorist attack transcends the Company's ordinary business, the Proposal clearly also requests that the Company report on actions it has taken to safeguard the security of its operations from incidents and threats that are routine and that have been faced by railroads for over a century."

Unlike *Union Pacific Corp.*, the Proposal contains no such ambiguity. The Proposal calls for a report on: (i) the maintenance and security standards used by contract repair stations that perform aircraft maintenance for the Company; and, (ii) the Company's procedures for overseeing maintenance performed by contract repair stations, including maintenance that the repair stations outsource to additional subcontractors. Regardless of their role in the Company's day-to-day business operations, these aircraft maintenance outsourcing standards—the thrust and focus of the Proposal—are precisely what has become an issue of significant social policy.

The second argument that distinguished *Union Pacific Corp.*, from *Burlington Northern Santa Fe Corporation, Norfolk Southern Corporation*, and *Kansas City Southern* was Union Pacific's original claim that the proposal requested a report on actions the company had already taken and was, therefore, excludable under Rule 14a-8(i)(7). That argument also does not apply to the Proposal, which concerns Alaska Air's ongoing aircraft maintenance outsourcing standards. Therefore, the Fund respectfully submits that *Union Pacific Corp.*, is irrelevant to the Staff's consideration of the Proposal.

II. Consistent, Widespread Public Debate Has Transformed Aircraft Maintenance Outsourcing Standards From An Ordinary Business Matter To A Significant Social Policy Issue.

Citing *Continental Airlines, Inc.,* (avail. March 25, 2009) and *Southwest Airlines Co.* (avail. March 19, 2009), Alaska Air argues that precedent regarding the meaning of a significant policy issue for purposes of Rule 14a-8(i)(7) make clear that aircraft maintenance outsourcing standards are not a significant policy issue. Because both *Continental Airlines, Inc.*, and *Southwest Airlines Co.*, concerned proposals regarding aircraft maintenance outsourcing standards that the Staff concurred could be excluded as relating to ordinary business matters, Alaska Air argues that "the Proponent Letters rely solely on the premise that developments in the past year have been so extensive as to elevate the significance of aircraft maintenance outsourcing standards as a policy issue and cause the Staff to reverse its view and permit the inclusion of the Proposal." Alaska Air further argues that "no 'meaningful developments' have occurred over the past year to raise the issue of aircraft maintenance outsourcing standards to a significant policy issue for the purposes of Rule 14a-8(i)(7)."

First, the Fund takes issue with Alaska Air's claim that the Response Letter and the Supplemental Response Letter "rely *solely* on the premise that developments over the past year have been so extensive as to elevate the significance of aircraft maintenance outsourcing standards as a policy issue and cause the Staff to reverse its view and permit the inclusion of the Proposal." (Emphasis added.) We further disagree with Alaska Air's argument that "it is not necessary to address this portion of the Proponent Letters [detailing the public debate on aircraft maintenance outsourcing standards previously documented in *Continental Airlines, Inc.*, and

Southwest Airlines Co.,]" because "the passage of time can only serve to make such information more dated and less persuasive as evidence of a sufficiently significant policy issue."

While we acknowledge that meaningful developments must indeed have occurred over the past year for the Staff to reverse its view concerning the status of aircraft maintenance outsourcing standards as a significant policy issue, the Response Letter and the Supplemental Response Letter do not rely *solely* on these developments; instead, they rely on the entirety of the public debate concerning aircraft maintenance outsourcing standards in recent years. Developments regarding aircraft maintenance outsourcing standards over the past year must be evaluated in conjunction with the public debate previously documented in *Continental Airlines, Inc.*, and *Southwest Airlines Co.*, because consistent widespread public debate is the cumulative public attention given to an issue over time.

Second, we take issue with Alaska Air's contention that the developments that have occurred over the past year regarding aircraft maintenance outsourcing standards are not meaningful, and we believe Alaska Air substantially misrepresents the depth of the issue at hand and the long-standing public attention it has received.

For example, in attempting to discredit the Fund's arguments regarding the extensive media coverage of aircraft maintenance outsourcing standards, Alaska Air asserts that "a LEXIS search of the 'major U.S. newspapers' (generally defined by LEXIS as the 50 biggest U.S. newspapers) generated only 29 articles that contained the words 'aircraft' and 'maintenance' and 'outsourcing' in the past year." The Fund respectfully submits that this number is arbitrary and misleading. For example, the Fund found that a LEXIS search of the major newspapers generated 67 articles that contained the words 'aircraft' and 'maintenance' and 'outsourcing' since March 25, 2009, when the Staff released *Continental Airlines, Inc.* We believe that 67 articles on a subject in major news publications over the course of just 11 months are indeed significant. More importantly, a LEXIS search of the major newspapers generates 237 articles that contained those same terms over the past two years and 832 articles that contained those terms over the past five years.

Furthermore, Alaska Air states that by contrast to the 29 articles the Company found in its LEXIS search, in a successful request for reconsideration of a letter granted to Tyson Foods, Inc., in November 2009, Professor Paul Neuhauser cited "hundreds of peer reviewed scientific studies" to support his view that the topic was a significant policy issue. The Fund respectfully submits that hundreds of peer reviewed scientific studies likely reached only a tiny fraction of the public that was engaged on the issue of aircraft maintenance outsourcing standards through just one cover story on *USA Today* on February 2, 2010. That article, "Planes with maintenance problems have flown anyway," which was enclosed with and detailed in the Supplemental Response Letter, likely reached some 3.7 million readers, according to *USA Today*, which states that the paper is number one in total daily print circulation in the U.S.[2]

Furthermore, the Response Letter demonstrates that aircraft maintenance outsourcing standards have come under increased public scrutiny over the past year and have consistently engaged the attention of the media, legislators and regulators, and the public at large over at least the past three years, but the debate actually reaches much further back, having increased in recent years as aircraft maintenance outsourcing has increased. For example, in 1997 in the article "Lessons of the Valujet Disaster," *The New York Times* reported that the cause of the Valujet crash, which killed all 110 people aboard, was the result of "a chain of serious operating and supervisory lapses on the part of Valujet, its maintenance contractor Sabretech and the Federal Aviation Administration." According to the article, "Sabretech itself subcontracted much of the maintenance work to unlicensed outside technicians, whose work it neglected to monitor properly." Underscoring the responsibility of the airline, the article noted that "[s]ome useful lessons have already been learned from the Valujet disaster. Sabretech and the FAA have both acknowledged that they need to do better, although Valujet itself continues to blame others for what went wrong."[3] This *New York Times* article is but one more part of a long-standing public debate regarding aircraft maintenance outsourcing standards that has cumulatively transformed the issue into one now sufficiently significant as to warrant shareholder action.

Alaska Air also contends that the Response Letter makes reference "to two articles focused on an isolated problem at a specific repair company and several news reports regarding an additional isolated problem at a contractor hired by one of the Company's competitors." Alaska Air argues that "[t]he isolated and specific nature of the events reported in the few sources cited in the Proponent Letters confirm that there has been no fundamental change in this area that would transform aircraft maintenance outsourcing standards into a significant policy issue."

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[2] Gary Stoller, "Planes with maintenance problems have flown anyway," *USA Today*, February 2, 2010. (available at: http://www.usatoday.com/travel/flights/2010-02-02-1Aairmaintenance02_CV_N.htm) *USA Today*, Audience, available at: http://www.usatoday.com/marketing/media_kit/usat/audience_circulation.html.

[3] "Lessons of the Valujet Disaster," *The New York Times*, August 21, 1997.

The "isolated" problems to which Alaska Air refers are not one-time mistakes; these "isolated" incidents are examples that demonstrate systematic failures with the airlines' current aircraft maintenance outsourcing standards, exposing potentially devastating vulnerabilities across the industry. For example, the Response Letter details a particular incident that occurred at Aeroman, a contract repair station in El Salvador, in which Aeroman mechanics who repaired a Boeing 737 for U.S. Airways mixed up the wires in the cockpit, causing the engine gauges to be reversed.[4] While on the surface this could seem an isolated mistake, the investigative report by National Public Radio (NPR) portrayed the incident as potentially arising from systemic operations and oversight problems at Aeroman, including intense pressure for Aeroman employees to take dangerous short-cuts in order to turn planes around faster. Given that Aeroman draws business from U.S. Airways, JetBlue, Frontier, Southwest and other U.S. Airlines, this "isolated" incident could snowball into thousands more potentially deadly mistakes. In fact, the systematic failures give rise to these "isolated" problems is well-documented in the Response Letter, which notes that the Department of Transportation's Inspector General has said that airlines contract around 70% of their maintenance work to repair shops in the U.S. and abroad, "where mistakes can be made by untrained and ill-equipped personal."[5]

Notably, regarding NPR's three-part investigative special series, Alaska Air remarks that "[n]early two pages of the Proponent Letters are devoted to discussing one anecdotally-based radio report on the business of airline repairs." Last year *The Washington Post* reported that NPR's audience for its daily news programs hit 20.9 million a week, growing robustly at a time when other traditional media has lost readers and viewers.[6] Furthermore, the anecdotal information provided by Aeroman employees and U.S. Airways are vitally important to the discussion of aircraft maintenance outsourcing standards given the extraordinary lack of disclosure in this area—precisely why the transparency sought by the Proposal is so critical.

Also, regarding the Response Letter's discussion of news reports regarding the language spoken by contract repair station mechanics and the effectiveness of background checks for contract repair mechanics, Alaska Air argues that these are matters regulated by the U.S. government and that there "has been no groundswell

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[4] Daniel Zwerdling, "Crossed Wires: Flaws In Airplane Repairs Abroad," NPR Morning Edition, October 20, 2009.

[5] Gary Stoller, "Planes with maintenance problems have flown anyway," *USA Today*, February 2, 2010. (available at: http://www.usatoday.com/travel/flights/2010-02-02-1Aairmaintenance02_CV_N.htm)

[6] Paul Farhi, "Consider This: NPR Achieves Record Ratings," *The Washington Post*, March 24, 2009.

of public attention, lobbying, or regulatory and legislative action to reform these laws and regulations[.]" On the contrary, the Fund believes that the investigative news reports over the past year exposing the problem of contract repair stations recruiting uncertified mechanics who are unable to read English, the news articles highlighting homeland security concerns related to aircraft maintenance outsourcing standards, and the public comments made by law makers and regulators regarding those matters indeed represent a groundswell of public attention and legislative interest.

Finally, Alaska Air argues that "to the extent the Proponent Letters suggest that the Company's legal compliance program in employment-related matters is somehow insufficient or should be addressed by a stockholder proposal, the Staff has consistently found proposals addressing such matters to be excludable as relating to a company's ordinary business." The Fund does not suggest that Alaska Air's legal compliance program is insufficient. It is ultimately Alaska Air's responsibility to ensure the integrity of its aircraft. Given the extensive public debate regarding the dangerous inadequacies of aircraft maintenance outsourcing standards, the Fund merely seeks increased transparency and accountability regarding the standards Alaska Air uses to meet this responsibility to the public when outsourcing its aircraft maintenance to contract repair stations.

Conclusion

While there is no bright-line test to determine when a social policy issue is sufficiently significant to warrant shareholder action, and while it is practically impossible to fully document a widespread public debate, the Fund believes that the Response Letter and the Supplemental Response Letter soundly demonstrate that the Proposal's focus—aircraft maintenance outsourcing standards—constitutes a significant policy issue that directly impacts public safety and homeland security. Therefore, we believe shareholders should have the opportunity to request further information regarding Alaska Air's aircraft maintenance outsourcing standards.

The Proposal does not attempt to control any aspect of the process for selecting vendors, nor does it ask Alaska Air to terminate any vendor relationship. Under the Proposal, Alaska Air would be free to manage its vendor relationships in exactly the same way it does today. The only difference is that the Company would have to disclose its aircraft maintenance outsourcing standards, providing shareholders and the general public with important information regarding this significant policy issue.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager, at (202) 624-8100.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc

cc: Martin P. Dunn, Esq., Partner, O'Melveny & Myers LLP
Karen Gruen, Esq., Managing Director/Corporate Affairs, Associate General Counsel and Assistant Corporate Secretary, Alaska Air Group, Inc.
Keith Loveless, Esq., Corporate Secretary and General Counsel, Alaska Air Group, Inc.

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

January 8, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alaska Air Group, Inc.
Stockholder Proposal of the Teamsters General Fund
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Alaska Air Group, Inc., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed stockholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Teamsters General Fund (the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Stockholders (the "***2010 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- enclosed herewith six copies of this letter and its attachments;
- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and the Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On November 24, 2009, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2010 Proxy Materials. The Proposal requests that the Company's Board of Directors make a report available to stockholders disclosing "(i) the maintenance and security standards used by contract repair stations that perform aircraft maintenance for the company; and (ii) the Company's procedures for overseeing maintenance performed by contract repair stations, including maintenance that the repair stations outsource to additional subcontractors." The Proposal states that the report should "identify any substantive differences between the contract repair stations' operational and oversight standards and those that apply at Company-owned repair facilities."

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations.

B. Background

The Company provides passenger air service to approximately 25 million passengers per year to nearly 100 destinations, as well as freight and mail services, primarily to and within the state of Alaska and on the West Coast of the United States. In order to provide passenger and cargo air transportation in the United States, the Company is required to hold a certificate of public convenience and necessity issued by the Department of Transportation, which, subject to certain restrictions, permits an air carrier to operate between any two points in the United States. The Federal Aviation Administration (***"FAA"***) generally regulates all aspects of airline operations, including establishing personnel, maintenance, and flight operation standards. Pursuant to FAA regulations, the Company has established, and the FAA has approved, operations specifications and a maintenance program for each type of aircraft the Company operates. This FAA-approved maintenance program provides for the ongoing maintenance of such aircraft, ranging from frequent routine inspections to major overhauls.[1] See the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

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1 See also, "Fact Sheet -- FAA Oversight of Repair Stations" (February 6, 2008), available at http://www.faa.gov/news/fact_sheets/news_story.cfm?newsId=6252, for general information on FAA oversight of repair stations.

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as it Deals With Matters Relating to the Company's Ordinary Business Operations

A company is permitted to exclude a stockholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

1. The Proposal relates to the Company's ordinary business matters regarding management of the Company's vendors and suppliers of products and services

The Proposal requests the preparation of a report disclosing information on the maintenance and security standards used by the Company's vendors and suppliers (referred to as "contract repair stations" in the Proposal) that provide maintenance services to the Company's fleet of airplanes in the ordinary course of business, as well as the Company's procedures for overseeing maintenance performed by contract repair stations. As a commercial airline, the Company's maintenance and security standards and its procedures for overseeing those matters are "core matters involving the company's business and operations." See the 1998 Release. The Company devotes considerable effort and resources to maintaining the highest operational and oversight standards in the maintenance of its aircraft and the security of its operations. As such, the retention and oversight of vendors and suppliers necessary to maintain the Company's aircraft and operations are central to the Company's day-to-day operations. Moreover, decisions regarding the retention and oversight of vendors and suppliers are "of a complex nature" and "fundamental to management's ability to run [the Company] on a day-to-day basis," such that they constitute ordinary business matters within the meaning of Rule 14a-8(i)(7). See Id.

The Staff has concurred with the exclusion of stockholder proposals under Rule 14a-8(i)(7) as relating to ordinary business matters when the proposal relates to vendor and supplier relationships. See, e.g., Continental Airlines, Inc. (March 25, 2009) (concurring in the exclusion of a proposal to adopt a policy that all of the company's contract repair facilities meet the same operational and oversight standards as company-owned facilities); Southwest Airlines Co. (March 19, 2009) (same); Dean Foods Co. (March 9, 2007, recon. denied March 22, 2007) (concurring in the exclusion of a stockholder proposal that requested the company report on its policies to address consumer and media criticism of the company's production and sourcing practices as relating to "customer relations and decisions relating to supplier relationships"); International Business Machines Corp. (December 29, 2006) (concurring in the exclusion of a proposal regarding procedures by which the company would accept supplier quotes submitted to the company after the applicable deadline for such quotes as relating to the ordinary business matters of "decisions relating to supplier relationships"); PepsiCo, Inc. (February 11, 2004) (concurring in the exclusion of a proposal concerning the company's relationships with different bottlers as relating to "decisions relating to vendor relationships"); and Seaboard Corp. (March 3, 2003) (concurring in the exclusion of a proposal regarding the company's policies relating to the use of certain antibiotics at its facilities and those of its suppliers).

In 2009, the Proponent submitted the two proposals that were the subject of the Continental and Southwest letters referenced above. In each instance, the proposal in those letters sought the following resolution:

> "RESOLVED: That the shareholders of [] (the "Company"), hereby request that the Company adopt a policy requiring all domestic and foreign contract repair facilities that perform aircraft maintenance for the Company to meet the same operational and oversight standards as Company-owned repair facilities. The policy shall be disclosed to investors prior to the 2010 annual meeting."

The supporting statements to those proposals included, in some cases verbatim, four of the seven paragraphs in the Supporting Statement to the Proposal. For example, the first sentence of the Supporting Statement includes language that is substantially similar to the proposals submitted to Continental and Southwest by the Proponent in 2009 (i.e., that contract repair stations performing aircraft maintenance for the Company should meet the same operations and oversight standards as company-owned facilities). In both Continental and Southwest, the companies took the view that the proposal could be excluded under Rule 14a-8(i)(7) as relating to vendor relationships, management of the workforce, and location of the companies' maintenance facilities. In both instances, the Staff agreed and concurred in the exclusion of the proposals under Rule 14a-8(i)(7), despite the proponent's specific argument that aircraft maintenance outsourcing standards is a significant policy issue that transcends ordinary business matters.

In its letter to Dean Foods, the Staff concurred that a proposal requesting a report to stockholders on a review of the company's policies and procedures for its organic dairy products could be omitted under Rule 14a-8(i)(7), as relating to customer relations and decisions relating to supplier relationships. In Dean Foods, the proposal purported to focus on the significant policy issue of the company's "current organic milk procurement policy." See cover letter dated December 11, 2006 from proponent to the company. The company argued, however, that the proposal was actually focused on the practices relating to the production of organic milk and the company's choice of suppliers, both ordinary business matters. The Staff concurred with the company's view that the proposal related to an ordinary business matter.

As in Continental, Southwest, and Dean Foods, the Proposal focuses on ordinary business operations and is not related to a sufficiently significant policy issue. The Proposal's Supporting Statement references the "safety and security of the flying public" and "the safety of the flying public" in an attempt to cast this Proposal as one relating to a significant policy issue. However, the true focus of the Proposal and Supporting Statement is on the Company's choice of vendors that perform aircraft maintenance for the Company and on the maintenance standards and oversight procedures relating to the performance of such aircraft maintenance -- issues that the Staff specifically determined in 2009 to be ordinary business matters and not significant policy issues. The proposals in Continental, Southwest, and Dean Foods were each excluded under Rule 14a-8(i)(7) as a result of their similar focus on decisions relating to vendor and supplier relations, and the Company believes that the Proposal and Supporting Statement are eligible for exclusion on the same basis.

Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding vendor relationships, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

2. ***The Proposal involves ordinary business matters because it relates to management of the workforce***

The Proposal's request that the Company compile a report on "the maintenance and security standards used by contract repair stations" and "the Company's procedures for overseeing maintenance performed by contract repair stations" addresses precisely the type of "management of the workforce" that the Commission identified in the 1998 Release as relating to ordinary business operations. Decisions regarding sourcing and oversight of services implicate the type of fundamental and complex matters that are not proper for stockholder proposals, as they involve tasks that are fundamental to management's ability to run the Company on a day-to-day basis and delve too deeply into the Company's complex operations.

The Staff consistently has stated that stockholder proposals may be excluded pursuant to Rule 14a-8(i)(7) when the proposals relate to the company's management of its workforce. In 2005, the Staff addressed seven identical proposals relating to outsourcing/offshoring and concluded that they could be excluded on Rule 14a-8(i)(7) grounds. See Boeing Co. (February 25, 2005); Citigroup Inc. (February 4, 2005); Mattel, Inc. (February 4, 2005); SBC Communications Inc. (February 4, 2005); Capital One Financial Corp. (February 3, 2005); Fluor Corp. (February 3, 2005); and General Electric Co. (February 3, 2005). Those proposals, all of which were permitted to be excluded under Rule 14a-8(i)(7), requested that the companies issue a "Job Loss and Dislocation Impact Statement" concerning the elimination of jobs and relocation of jobs to foreign countries. Similarly, in International Business Machines Corp. (February 3, 2004, recon. denied March 8, 2004), a proposal requested that the company's board of directors "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7) on the grounds that it related to "employment decisions and employee relations."

Similarly, the Proposal focuses on decisions relating to the Company's procedures for overseeing maintenance. As such, it relates to the Company's vendor relationships and the vendors' own employment policies and practices. Accordingly, the Proposal addresses precisely the type of workforce management matters that may be properly excluded under Rule 14a-8(i)(7) as relating to ordinary business operations.

3. *The Proposal involves ordinary business matters because it relates to the location of the Company's repair facilities*

The Proposal focuses on the Company's ordinary business operations regarding the Company's decisions as to the location of its maintenance operations -- a highly complicated and technical matter that the Company's management is much better suited to address than stockholders. Specifically, the Supporting Statement repeatedly references issues regarding contract repair stations outside the U.S. and "foreign repair stations." The determination of where to operate its business and service its aircraft is an integral part of the running of the Company's ordinary business operations.

In this regard, the Staff consistently has concurred that a company's decisions about the location and relocation of its manufacturing and other facilities are matters of ordinary business. See, e.g., Minnesota Corn Processors, LLC (April 3, 2002) (concurring in the exclusion of a proposal requesting that the company build a new corn processing plant subject to certain conditions because it dealt with "decisions relating to the location of [the company's] corn processing plants"); The Allstate Corp. (February 19, 2002) (concurring in the exclusion of a proposal requesting that the company cease its operations in Mississippi); MCI Worldcom, Inc. (April 20, 2000) (concurring in the exclusion of a proposal requesting that an economic analysis accompany future plans to relocate offices and facilities as relating to the "determination of the location of office or operating facilities"); and McDonald's Corp. (March 3, 1997) (concurring in the exclusion of a proposal requesting that the company take steps to prevent the loss of public park lands when determining the location of new facilities as relating to the ordinary business decision of plant location). These Staff positions demonstrate that the Company's decisions with respect to the location of its facilities are an ordinary business matter. Therefore, consistent with this precedent, the Proposal may be excluded under Rule 14a-8(i)(7).

4. *The Proposal does not touch upon significant policy issues*

The Staff has concluded that certain proposals may focus on significant policy issues so as to not be excludable under Rule 14a-8(i)(7) as relating to a company's ordinary business operations. However, as noted above, the Staff considered two proposals in 2009 that are substantively identical to the Proposal. In both instances, the Staff concurred that the proposals could be excluded as relating to ordinary business matters and not as implicating a significant policy issue. See Continental and Southwest. In each of those instances, the proponent argued, and provided information intended to support, aircraft maintenance outsourcing standards as a significant policy issue. The current Proposal attempts to take the same position -- statements in the Supporting Statement meant to highlight aircraft maintenance outsourcing standards as a significant policy issue are almost identical to those in Continental and Southwest -- and neither the Proposal nor the Supporting Statement provide any meaningful support for the notion that developments in the past year have transformed this matter to a "significant policy issue." Therefore, consistent with the Staff's position in Continental and Southwest and in the absence of any meaningful development since the Staff expressed those positions in 2009, the Proposal may be excluded under Rule 14a-8(i)(7) as it relates to ordinary business matters and is not sufficiently focused on a significant policy issue.

5. *It is irrelevant that the Proposal requests a report rather than direct action*

The fact that the Proposal seeks a report, rather than direct action, does not change the analysis regarding exclusion of a proposal under Rule 14a-8(i)(7). The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. See Exchange Act Release No. 20091 (August 16, 1983) ("[T]he staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule [14a-8(i)(7)]"). See also, The Walt Disney Co. (November 30, 2007) (concurring in the exclusion of a proposal where the company argued that "[t]he limitation of a proposal to a request for a report does not render more acceptable a proposal that deals with matters within the ordinary business judgment of the company"); and Johnson Controls, Inc. (October 26, 1999) (noting "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business... it may be excluded under Rule 14a-8(i)(7)").

The Proposal seeks a report on differences in maintenance standards and oversight procedures at contract repair stations and those that apply to Company-owned repair facilities, rather than a policy requiring contract repair facilities to meet the same operational and oversight standards as Company-owned repair facilities (as it sought in the proposals in Continental and Southwest). However, the 1998 Release makes it clear that a proposal requesting a report on an ordinary business matter should be considered in the same manner as a proposal asking a company to take action on an ordinary business matter -- to consider it otherwise "raises form over substance and renders the provisions of paragraph [(i)(7)] largely a nullity." See Exchange Act Release No. 20091.

6. *Conclusion*

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(7).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Jamie Carroll
Capital Strategies Department
International Brotherhood of Teamsters

Karen Gruen, Esq.
Managing Director/Corporate Affairs
Associate General Counsel and Assistant Corporate Secretary
Alaska Air Group, Inc.

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

November 24, 2009

BY FACSIMILE: 206.433.3379
BY UPS GROUND

Keith Loveless, Esq.
Corporate Secretary and General Counsel
Alaska Air Group, Inc.
19300 International Boulevard
Seattle, WA 98188

Dear Mr. Loveless:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2010 Annual Meeting.

The General Fund has owned 150 shares of Alaska Air Group, Inc., continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Jamie Carroll of the Capital Strategies Department at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosures

RESOLVED: Shareholders of Alaska Air Group, Inc., ("Alaska Air" or the "Company") request that the Board of Directors make available to shareholders, omitting proprietary information and at reasonable cost, by the 2011 annual shareholders' meeting, a report disclosing (i) the maintenance and security standards used by contract repair stations that perform aircraft maintenance for the company; and (ii) the Company's procedures for overseeing maintenance performed by contract repair stations, including maintenance that the repair stations outsource to additional subcontractors. The report should identify any substantive differences between the contract repair stations' operational and oversight standards and those that apply at Company-owned repair facilities.

SUPPORTING STATEMENT: As long-term Alaska Air shareholders, we are concerned that contract repair stations performing aircraft maintenance for the company may not meet the same high operational and oversight standards as company-owned repair facilities, potentially compromising the safety and security of the flying public and the long-term sustainability of Alaska Air.

Federal Aviation Administration (FAA)-certificated contract repair stations—particularly those outside the U.S.—are subject to less stringent regulatory maintenance standards than airline-owned stations. Personnel who approve maintenance work at foreign repair stations need not hold FAA repairman certificates or Airframe and Power plant licenses, nor must the mechanics working at these facilities.

There is currently no regulatory standard for foreign repair stations governing personnel background checks, drug and alcohol testing, access to aircraft, and parts inventory—creating security vulnerabilities that terrorists could exploit with catastrophic results.

Recent Congressional hearings and DOT investigations reveal alarming failures in the oversight of outsourced aircraft maintenance. In September 2008, the DOT Inspector General ("DOTIG") reported that the FAA "relies too heavily on air carriers' oversight procedures, which are not always sufficient." "[U]ntrained mechanics, lack of required tools, and unsafe storage of aircraft parts" were among the problems found at repair stations—problems that "could affect aircraft safety over time if left uncorrected." (http://www.oig.dot.gov/StreamFile?file=/data/pdfdocs/WEB_FILE_Review_of_Air_Carriers_Outsourced_Maintenance_AV2008090.pdf).

The FAA does not regulate or inspect non-certificated repair stations. In December 2005, the DOTIG identified 1,400 non-certificated facilities that perform aircraft maintenance for U.S. carriers. It found that 21 of those facilities were performing maintenance "critical to the airworthiness of the aircraft," and that neither the FAA nor the carriers using these facilities provided adequate oversight of the work. (http://www.oig.dot.gov/StreamFile?file=/data/pdfdocs/av2006031.pdf).

Recent news reports on airline groundings and flight cancellations due to illegal repairs performed by contract repair stations, and on contract repair station mechanics who cannot speak English or read repair manuals, underscore the magnitude of the risk created by inadequate standards and lax oversight of outsourced aircraft maintenance. ("Nearly Nine Percent of Southwest Fleet Uses Unapproved Parts," The Huffington Post, August 26, 2009; "Airline mechanics who can't read English," WFAA-TV, Dallas/Fort Worth News, May 16, 2009).

We believe adoption of this proposal will bring transparency and accountability to an issue of deep public concern and will encourage Alaska Air to prioritize the safety of the flying public.

We urge you to vote **FOR** this proposal.

AMALGAMATED BANK.

November 24th, 2009

Keith Loveless, Esq.
Corporate Secretary and General Counsel
Alaska Air Group, Inc
19300 International Blvd.
Seattle, WA 98188

Re: Alaska Air Group, Inc. - Cusip # 011659109

Dear: Mr. Loveless:

Amalgamated Bank is the record owner of 150 shares of common stock (the "Share") of Alaska Air Group, Inc., beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant ***FISMA & OMB Memorandum M-07-16*** The International Brotherhood of Teamsters General Fund has held the shares continuously since 11/01/08 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4971

Very truly yours,

Hugh A. Scott
First Vice President
Amalgamated Bank

CC:
Jamie Carroll